NANO LABS CORP.
The Ford Building
615 Griswold Street
17th Floor
Detroit, Michigan 48226
(888) 806-2315 (telephone)

August 1, 2013

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Nano Labs Corp.
Item 4.01 Form 8-K
Files July 14, 2013
File No. 333-171658

To Whom It May Concern:

On behalf of Nano Labs Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 31, 2013 (the “SEC Letter”) regarding the Current Report on Form 8-K (the “Current Report”).

Item 4.01 Changes in Registrant's Certifying Accountant

1.           In accordance with the staff's comment, please be advised that the disclosure has been revised to accurately reflect the spelling of the auditor's name, which is Patrick Rodgers, CPA. Mr. Rodgers is registered with the Public Company Accounting Oversight Board.

2.           In accordance with the staff's comments, the disclosure has been revised.

3.           In accordance with the staff's comments, Mr. Chadwick has provided an Exhibit 16 letter dated as of August 1, 2013.

Securities and Exchange Commission
Page Two
August 1, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy